Exhibit 3.3
Amendments to Amended and Restated Bylaws
of SandRidge Energy, Inc.
Adopted March 7, 2008
Pursuant to resolutions adopted by the Board of Directors of SandRidge Energy, Inc. (the “Corporation”) on March 7, 2008, Sections 2 and 5 of Article VII of the Corporation’s Bylaws were amended, effective as of March 7, 2008, to read, as amended, as follows:
Section 2. Transfer of Shares. The shares of stock of the Corporation shall be transferable only on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives. If such shares are certificated, upon surrender to the Corporation or a transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer (or upon compliance with the provisions of Section 5 of this Article VII, if applicable) and of compliance with any transfer restrictions applicable thereto contained in an agreement to which the Corporation is a party or of which the Corporation has knowledge by reason of legend with respect thereto placed an any such surrendered stock certificate, it shall be the duty of the Corporation to cancel the old certificate, issue new equivalent certificated shares to or register uncertificated shares in the name of the person entitled thereto, and record the transaction upon its books. Upon the receipt of proper transfer instructions of uncertificated shares by the holders thereof in person or by their duly authorized attorney, it shall be the duty of the Corporation to cancel such uncertificated shares, issue new equivalent certificated shares to or register uncertificated shares in the name of the person entitled thereto, and record the transaction upon its books.
Section 5. Lost, Stolen, Destroyed or Mutilated Certificates. The Board of Directors may determine the conditions upon which a new certificate of stock may be issued or uncertificated shares registered in place of a certificate that is alleged to have been lost, stolen, destroyed or mutilated; and may, in its discretion, require the owner of such certificate or his legal representative to give bond, with sufficient surety, to indemnify the Corporation and each transfer agent and registrar against any and all losses or claims which may arise by reason of the issuance of a new certificate or registration of uncertificated shares in the place of the one so lost, stolen, destroyed or mutilated.